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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              CORVITA CORPORATION

                           (Name of Subject Company)

                              CORVITA CORPORATION

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  221 010 101

                     (CUSIP Number of Class of Securities)

                            NORMAN R. WELDON, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CORVITA CORPORATION
                             8210 N.W. 27TH STREET
                              MIAMI, FLORIDA 33122
                                 (305) 599-3100

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                           LOWELL S. LIFSCHULTZ, ESQ.
                          EPSTEIN BECKER & GREEN, P.C.
                                250 PARK AVENUE
                               NEW YORK, NY 10177
                                 (212) 351-4500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Corvita Corporation, a Florida corporation (the "Company"), and the address of the principal executive offices of the Company is 8210 N.W. 27th Street, Miami, Florida 33122. The title of the class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    The statement relates to the tender offer by HPG Acquisition Corp., a Florida corporation (the "Merger Sub"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated Apri 17, 1996 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated Apri 17, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 11, 1996 (the "Merger Agreement"), among Pfizer Inc., a Delaware corporation (the "Parent"), Merger Sub, a wholly owned subsidiary of the Parent, and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Merger Sub are located at 235 East 42nd Street, New York, New York 10017.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, its executive officers, directors or affiliates, is described in the attached Schedule I (which information is incorporated herein by reference) or is set forth below at Item 9.

STOCK OPTIONS

    The Company maintains the 1995 Stock Option Plan, the 1995 Non-Employee Director Stock Option Plan, and the 1988 Stock Option Plan (collectively, the "Plans"), pursuant to which options (the "Options") to purchase Common Stock have been granted and remain outstanding as of the date of this Schedule 14D-9. Pursuant to the Merger Agreement, immediately after the Merger Sub has accepted for payment, purchased and paid for all of the Shares that have been validly tendered and not withdrawn pursuant to the Offer prior to its expiration date, as it may be extended in accordance with the terms of the Offer (the "Acceptance Date"), the Company will pay each holder of a then outstanding Option, whether or not then exercisable, upon surrender and in settlement thereof, an amount (subject to any applicable withholding tax) in cash equal to the product of (A) the excess, if any, of $10.25 over the exercise price per Share of such Option and (B) the number of Shares purchasable upon exercise of such Option. Upon surrender of an Option and the receipt by its holder of the requisite amounts, the Option will be cancelled. As of April 4, 1996, there were Options outstanding to purchase 808,636 Shares with a per share exercise price of less than $10.25, and the holders of such Options, in the aggregate, will be entitled to receive approximately $5.07 million pursuant to the foregoing provisions of the Merger Agreement. The Parent has agreed to cause sufficient funds to make such payments to be provided to the Company.

WARRANTS

    From time to time, the Company has issued warrants to purchase Common Stock, and warrants to purchase Common Stock (the "Warrants") remain outstanding as of the date of this Schedule

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14D-9. Pursuant to the Merger Agreement, immediately after the Acceptance  Date, the Parent will pay each holder of a Warrant, upon surrender and in settlement thereof, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of $10.25 over the per Share exercise price of each Warrant. Upon surrender of a warrant and receipt by its holder of the requisite amount, the Warrant will be cancelled. As of April 4, 1996, there were Warrants outstanding to purchase 491,699 Shares with a per share exercise price of less than $10.25, and the holders of such Warrants, in the aggregate, will be entitled to receive approximately $1.59 million pursuant to the foregoing provisions of the Merger Agreement. The Parent has agreed to cause sufficient funds to make such payments to be provided to the Company.

THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, the Merger Sub, the Parent and the Company's executive officers and directors and certain other significant provisions.

    BOARD COMPOSITION. The Merger Agreement provides that, effective upon the purchase by the Parent or Merger Sub of such number of Shares which represents a majority of the outstanding Shares on a fully diluted basis, the Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by Parent bears to the total number of Shares outstanding; and the Company shall, subject to the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act, promptly use all reasonable efforts necessary to cause the Parent's designees to be elected or appointed to the Board of Directors of the Company. From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors (the "Control Date"), any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, any extension of time for performance of any of the obligations of the Parent or the Sub thereunder and any waiver of compliance with any provision of the Merger Agreement for the benefit of the Company shall require the approval of a majority of the directors of the Company then in office who are not affiliates of Parent and who were not designated by Parent (the "Company Designees"), which action shall be deemed to constitute the action of the full Board of Directors even if such majority of the Company Designees does not constitute a majority of all directors then in office; provided that, if there are no Company Designees, such actions may be effected by majority vote of the entire Board of Directors but no such action shall amend the terms of the Merger Agreement in a manner adverse to the shareholders of the Company. All of the current directors of the Company have indicated their intention to resign as directors on the Control Date.

    Section 14(f) of the Exchange Act requires the Company to mail to its stockholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Schedule I hereto and is incorporated herein by reference.

    DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, the Parent and the Surviving Corporation have agreed that all rights to indemnification now existing in favor of the directors, officers, employees, fiduciaries and agents of the Company as provided in articles of incorporation or by-laws of the Company or otherwise in effect as of the date of the Merger Agreement will survive the Merger and will continue in full force and effect until six years from such time as the Merger becomes effective (the "Effective Time") except that the Parent and the Surviving

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Corporation will  not be  obligated to  continue any  policy of  directors'  and officers' liability insurance. The Parent and the Surviving Corporation have agreed that the Surviving Corporation will indemnify, defend and hold harmless each present and former director and officer, employee, fiduciary and agent of the Company ("Indemnified Parties") to the fullest extent possible against any threatened or actual claim, action, suit, proceeding or investigation made against them from their service in such capacities (including service in such capacities for another enterprise at the Company's request) occurring on or prior to the Effective Time for at least six years from the Effective Time. The Parent has agreed that, should the Surviving Corporation fail to perform the foregoing obligations, the Parent shall assume and perform those obligations.

    NO SOLICITATION OF OFFERS. The Company has agreed that from the date of the Merger Agreement until the earlier of the Control Date or the termination of the Merger Agreement, it will not, and will not permit any of its subsidiaries or any of its or their officers, directors, employees, representatives, agents or affiliates, to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) or take any other action knowingly to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its or their officers, directors or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or by any of its subsidiaries to take any such action; PROVIDED, HOWEVER, that nothing in the Merger Agreement prohibits the Board of Directors of the Company from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal after the date of the Merger Agreement, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that the failure to take such action could create a reasonable possibility of a breach by the Board of Directors of the Company of its fiduciary duties to shareholders under applicable law and prior to taking such action, the Company (i) provides reasonable notice to the Parent to the effect that it is taking such action and
(ii) receives from such person or entity an executed confidentiality agreement in reasonably customary form. The Company has agreed to use reasonable efforts to keep the Parent informed of the status of any such Acquisition Proposal. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement with the Parent or Merger Sub) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;
(x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20 percent or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933 in connection therewith; or (z) any public announcement or a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    Prior to the Acceptance Date, if the Board of Directors of the Company determines in good faith, after consultation with and based upon the advice of independent legal counsel, that the failure to take such action could create a reasonable possibility of breach by the Board of Directors of the Company of its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend an Acquisition Proposal that is more favorable to the shareholders of the Company than the Offer and Merger (a "Superior Proposal") or cause the Company to enter into an agreement with respect to a Superior Proposal. The Company shall provide reasonable notice to the Parent or Merger Sub to the effect that it is taking such action. If the

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Company proposes  to  enter into  an  agreement  with respect  to  any  Superior
Proposal, it shall concurrently with proposing such an agreement pay, or cause to be paid, the termination fee described in the next succeeding paragraph.

    TERMINATION FEE. The Company has agreed to pay the Parent a fee in immediately available funds equal to $4,000,000 upon the termination of the Merger Agreement (i) by the Parent, if the Board of Directors of the Company shall have withdrawn, modified or amended its recommendation or approval of the Merger Agreement or the transactions contemplated thereby in a manner adverse to the Parent, the Board of Directors of the Company shall have recommended an Acquisition Proposal or the Board of Directors of the Company shall have resolved to do any of the foregoing, (ii) by the Company to allow the Company to enter into an agreement in respect of a Superior Proposal, or (iii) by the Parent as a result of an intentional material breach of the Merger Agreement by the Company following (but not prior to) the Company's receipt of an Acquisition Proposal by any person or group other than Parent.

SHAREHOLDERS AGREEMENT

    The following is a summary of the Shareholders Agreement, dated as of April 11, 1996 (the "Shareholders Agreement"), among the Parent, the Merger Sub, and Norman R. Weldon, Ph.D., David C. MacGregor, M.D., Leonard Pinchuk, Ph.D., WestMed Venture Partners, L.P., Trinity Ventures II, L.P., Bruce A. Weber, Herbert Kontges, Ph.D., John B. Martin, and Karen C. Vinjamuri (each a "Shareholder" and collectively the "Shareholders"). Such summary is qualified in its entirety by reference to the text of the Shareholders Agreement, a copy of which, together with Schedule 1 thereto, is filed as Exhibit 2 hereto and is incorporated herein by reference.

    TENDER OF SHARES. Pursuant to the Shareholders Agreement, each Shareholder has agreed to validly tender (and not withdraw) pursuant to and in accordance with the Offer, not later than the fifth business day after commencement of the Offer, the number of shares of Common Stock of the Company set forth opposite that Shareholder's name on Schedule 1 to the Shareholders Agreement (the "Existing Shares"), plus any Shares acquired by the Shareholder after the date of the Shareholders Agreement and prior to its termination. The Existing Shares, in the aggregate, constitute 1,487,291 Shares, or approximately 20.93% of the outstanding Shares. The covenants and agreements contained in the Shareholders Agreement with respect to tender of the Shareholders' Shares shall terminate upon the earlier of (a) the Effective Time and (b) the first anniversary of the date of the Shareholders Agreement, provided that restrictions in the
Shareholders Agreement on solicitation of or response to inquiries or any Acquisition Proposal, and restrictions in the Shareholders Agreement on specified transactions of transfer, encumbrance, or other disposition of Shareholders' Shares or interests (including voting rights) in Shareholders' Shares, shall terminate upon any earlier termination of the Merger Agreement.

    VOTING OF SHARES. Each Shareholder has agreed that at any meeting of shareholders of the Company or in connection with any written consent of shareholders of the Company, that such Shareholder shall vote (or cause to be voted) all the Shares beneficially owned by that Shareholder as of the applicable record date (other than Shares that are not outstanding) (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement; (b) against any action or agreement that would result in a breach of any agreement of the Company under the Merger Agreement; and (c) against transactions enumerated in the
Shareholders Agreement and any other action involving the Company or its subsidiaries that is intended or that could reasonably be expected to interfere with, delay or otherwise adversely affect the Merger and the transactions contemplated by the Merger Agreement. The covenants and agreements contained in the Shareholders Agreement with respect to the voting of the Shareholders' Shares shall terminate upon the earlier of (i) the Effective Time and (ii) the first anniversary of the date of the Shareholders Agreement, provided that restrictions in the Shareholders Agreement on solicitation of or response to inquiries or any Acquisition Proposal, and restrictions in the Shareholders Agreement on specified transactions concerning the voting of or voting rights in Shareholders' Shares, shall terminate upon any earlier termination of the Merger Agreement.

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    DISPOSITION  OF ACQUIRED SHAREHOLDERS' SHARES.   Each Shareholder has agreed
that (a) if the Merger Agreement is terminated (1) by the Parent, if the Board of Directors of the Company shall have withdrawn, modified or amended its
recommendation  or  approval  of  the  Merger  Agreement  or  the   transactions
contemplated thereby in a manner adverse to the Parent, the Board of Directors of the Company shall have recommended an Acquisition Proposal or the Board of Directors of the Company shall have resolved to do any of the foregoing, (2) by the Company to allow the Company to enter into an agreement in respect of a Superior Proposal, or (3) by the Parent as a result of an intentional material breach of the Merger Agreement by the Company following (but not prior to) the Company's receipt of an Acquisition Proposal by any person or group other than Parent, and (b) during the period commencing on the date of such termination and continuing until the first anniversary of the date of the Shareholders Agreement such Shareholder's Shares are disposed of, transferred or sold to a person other than Parent or Merger Sub in a transaction resulting in a direct or indirect change in the ownership of a majority of the Common Stock or in a majority of the individuals who constitute the Board of Directors of the Company on the date of the Shareholders Agreement (a "Sale") and (c) the per share price for such Sale exceeds the Offer price, then such Shareholder must pay to the Parent an amount per share in cash equal to 50% of the difference between the gross per share price for such Sale received or receivable by such Shareholder and the per share Offer price. Any such payment required to be made to the Parent must be made within three days of the Shareholder's receipt of the Sale proceeds. Any such Sale must be made in an arm's length, bona fide transaction with an unaffiliated person.

    NO SOLICITATION. Each Shareholder has agreed that such Shareholder shall not, in that Shareholder's capacity as such, directly or indirectly, initiate, solicit (including by way of furnishing information) or respond to any inquiries of the making of any proposal that constitutes an Acquisition Proposal, except that a Shareholder who is a director of the Company may take actions in the Shareholder's capacity as a director to the extent permitted by the Merger Agreement. If any Shareholder receives any inquiry or proposal regarding any Acquisition Proposal, that Shareholder shall promptly inform the Parent of that inquiry or proposal. Each Shareholder must cease and cause to be terminated any activities, discussions or negotiations with any parties commenced prior to the date of the Shareholders Agreement with respect to such a solicitation or response.

    RESTRICTIONS ON TRANSFER, ETC. Except in connection with the transactions contemplated in the Shareholders Agreement, no Shareholder shall, (a) directly or indirectly offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Shareholder's Shares or any interest in those Shares; (b) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) take any action that would make any representation or warranty of such Shareholder in the Shareholders Agreement untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under the Shareholders Agreement.

CONFIDENTIALITY AGREEMENT

    The Parent and the Company entered into a Confidentiality and Standstill Agreement, dated August 16, 1995 (the "Confidentiality Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the Parent agreed, among other things, that it would keep confidential certain information ("Information") furnished to it by the Company and to use the Information solely for the purpose of evaluating a business transaction between the Parent and the Company.

AGREEMENTS FOR OWNERSHIP OF CORVITA CANADA, INC.

    As a condition of the Merger Agreement, the Company entered into two stock purchase agreements and other related transactions contemplated by such stock purchase agreements, by which it agreed to purchase, directly and indirectly, ownership of all of the issued and outstanding common

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stock of Corvita Canada, Inc., an Ontario, Canada corporation ("Corvita Canada")
that is not currently owned by the Company. Currently, the Company owns 115,000 shares of Corvita Canada common stock, 120,000 shares of Corvita Canada common stock are owned by Cardiovascular Innovations Canada, Inc. ("CICI"), an Ontario, Canada corporation, and 3,500 shares of Corvita Canada stock are owned by Research Visions Canada, Inc., a Canadian corporation ("RVC").

    CICI STOCK PURCHASE AGREEMENT. Pursuant to an agreement dated as of April 11, 1996 among George A. Adams, Ph.D., David C. MacGregor, M.D., Gregory J. Wilson and Jennie M. Wilson as trustees for the Gregory Wilson Family Trust and Jennie M. Wilson (collectively, the "CICI Sellers") and the Company, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference, the Company agreed to purchase all of the issued and outstanding common stock of CICI, for an aggregate purchase price of US$1,943,320. The Company also agreed to repay to the CICI Sellers the unpaid balance of outstanding shareholder loans previously made by the CICI Sellers to CICI, together with accrued interest, in the aggregate amount of CAN$16,320. The Company's purchase of the CICI common stock is subject to the conditions, among others, that (a) the Company, Parent, and the Merger Sub shall have entered into the Merger Agreement and (b) Merger Sub shall have made the Offer and shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer.

    RVC STOCK PURCHASE AGREEMENT. Pursuant to an agreement dated as of April 11, 1996, between RVC and the Company, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference, the Company agreed to purchase 3,500 shares of Corvita Canada common stock owned by RVC for an aggregate purchase price of US$56,680.

    RELATED AGREEMENTS. The other agreements related to the stock purchase agreements described above are: (a) an escrow agreement whereby the certificates for shares of CICI common stock will be held in escrow pending completion or termination of the CICI stock purchase; (b) a trust deposit agreement whereby a portion of the purchase price for CICI common stock being sold to the Company by David C. MacGregor, M.D. will be held in trust for the payment of potential Canadian withholding tax liability with respect to his stock sale (or, alternatively, for release to Dr. MacGregor upon his provision of an appropriate certificate issued by the Canadian Minister of National Revenue pursuant to
Section 116 of the Income Tax Act of Canada); (c) a letter agreement between the Parent and Dr. MacGregor, whereby the Parent has agreed that it will not make or cause to be made any election under Section 338 of the United States Internal Revenue Code of 1986, as amended, with respect to the Merger Sub's acquisition of the stock of the Company pursuant to the terms of the Merger Agreement, and has further agreed that in the event the Parent does make or cause to be made such a Section 338 election, the Parent will indemnify Dr. MacGregor for U.S. federal income tax liability arising as a result of such election; (d) a letter agreement between the Parent and Corvita Canada whereby the Parent agrees to reimburse Corvita Canada an amount of up to US $250,000 for the loss of preferential rates for certain refundable research and development tax credits, in the event that the Merger Agreement is terminated by the Company in certain specified circumstance and provided that such credits are actually lost by Corvita Canada as a result of the execution of the CICI Stock Purchase Agreement and the RVC Stock Purchase Agreement; and (e) a letter agreement between Corvita Canada and the Parent whereby Corvita Canada agrees that from the date of the letter agreement until the earlier of the completion of the purchase by the Company of the common stock of CICI or the termination of the Merger Agreement, Corvita Canada will conduct its operations and maintain its books and records in its usual manner and consistently with past practice and will refrain from entering into certain specified transactions and agreements without the prior written consent of the Parent.

LOAN AGREEMENT AND LICENSE AGREEMENT

    The Parent and the Company entered into a loan agreement, dated April 11, 1996 (the "Loan Agreement"), whereby the Parent agreed to make advances to the Company from time to time in an aggregate amount not to exceed $2,000,000 until the earlier to occur of (a) the termination of the Merger Agreement and (b) August 9, 1996. Borrowings under the Loan Agreement are evidenced by a promissory note of the Company, dated April 11, 1995 (the "Promissory Note"), by the terms of which outstanding principal amounts bear interest at a rate of 8.25% per annum, such interest is payable monthly in arrears, and outstanding principal amounts are due and payable upon demand of the Parent at any time on or after the earlier to occur of (i) August 9, 1996, (ii) the termination of the Merger Agreement and (iii) the consummation of the Merger (I.E., the Effective
Time). Pursuant to the Loan Agreement and the Promissory Note, the Parent advanced $550,000 to the Company on April 12, 1996, and agreed to advance up to $150,000 every five business days upon the Company's request, after receiving the Company's certificate to the effect that (x) the requested amount will be used to pay obligations of the Company that were incurred in the ordinary course of business and that are set forth in a schedule accompanying the request, or that are obligations set forth in a schedule to the Loan Agreement, and (y) that the Company is continuing to operate its business in the ordinary course consistent with past practice.

    In connection with the Loan Agreement and Promissory Note, the Parent and the Company entered into a License Agreement, dated April 11, 1995 (the "License Agreement"), whereby the Company granted the Parent a non-exclusive worldwide license to make, have made, use, sell and otherwise dispose of a polycarbonate urethane material that is covered by, whose method of making or use is covered by, or that is a component of an article of manufacture covered by at least one claim of certain patents and patent applications owned by the Company, and any related counterparts, foreign equivalents, divisions and continuations in part. Copies of the Loan Agreement, the Promissory Note and the License Agreeement are collectively filed herewith as Exhibit 6 and incorporated herein by reference.The License Agreement may be terminated by the Company upon payment in full of principal and interest payable to the Parent under the Loan Agreement and Promissory Note, provided that such payment is made on or before the earlier of (xx) August 9, 1996 and (yy) forty-five days after the Merger Agreement is terminated in one of a number of specified circumstances. In certain other circumstances, including the institution of bankruptcy or insolvency proceedings by the Company or by undisclosed creditors of the Company as provided in the License Agreement, or termination of the Merger Ageeement by the Company after its receipt of a Superior Proposal, the License Agreement may not be terminated, even if the Company repays in full all amounts of principal and interest payable to the Parent under the terms of the Loan Agreement and Promissory Note.

TRANSFERS OF SHARES OF EUROPEAN SUBSIDIARIES

    Norman R. Weldon, Ph.D., the Company's President and Chief Executive Officer, has agreed to transfer to an individual to be designated by the Parent one share of the capital stock of Corvita Europe, S.A. ("Corvita Europe") now owned by Dr. Weldon; Herbert Kontges, Ph.D., Managing Director of Corvita Europe, has agreed to transfer to an individual to be designated by the Parent one share of the capital stock of Corvita Europe now owned by Dr. Kontges; and Dr. Weldon has agreed to transfer to an individual designated by the Parent five shares of the capital stock of Laboratoire Corvita, S.A.R.L. ("Laboratoire Corvita") now owned by Dr. Weldon. Corvita Europe is a corporation organized under the laws of Belgium; it has 51,500 shares of issued and outstanding capital stock, 51,498 of which are owned by the Company. Laboratoire Corvita is a corporation organized under the laws of France; it has 500 shares of issued and outstanding capital stock, 495 of which are owned by the Company. The share transfers by Dr. Weldon and Dr. Kontges will become effective on the Acceptance Date. Dr. Weldon and Dr. Kontges have each delivered stock powers to the Parent for the purpose of effecting such share transfers in accordance with the foregoing agreements.

MATERIAL AGREEMENTS

    The Company and Corvita Europe have entered into certain agreements with third parties, which agreements are designated as "Material Agreements" under the provisions of the Merger Agreement and are required to be in effect to satisfy the conditions of the Offer. The agreements so designated are: (a) a License Termination Agreement, dated as of December 1, 1995, between the Company and Sumitomo Bakelite Co., Ltd., a Japanese corporation ("Sumitomo"), terminating the License Agreement, dated as of June 19, 1990, between the Company and Sumitomo; (b) a License Agreement, dated as of January 24, 1996, among Corvita Europe, Jean Pierre Dereume, M.D., and L'Universite Libre de Bruxelles; (c) a Consent to Assignment provided to the Company by Vascor, Inc., dated April 9, 1996, whereby Vascor, Inc. consents to the assignment to The Polymer Technology Group ("PTG") of certain of the Company's rights and obligations under a License and Supply Agreement, dated
November 30, 1993, between Vascor, Inc. and the Company; (d) a License Agreement, dated April 9, 1996 between the Company and PTG; and (e) the CICI and RVC Stock Purchase Agreements.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors has unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the shareholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its shareholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    Copies of a letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

    (B)  BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION.

    BACKGROUND. Beginning in early, 1993, the Company and the Parent from time to time discussed the possibility of a strategic relationship or business transaction between their companies. Representatives of the Company and the Parent met to discuss a possible joint development of medical device products, and exchanged technical information pursuant to a confidentiality agreement between the companies.

    On June 29, 1993, representatives of the Parent and the Company met to continue their discussions of a possible joint technical development arrangement between the companies. At that meeting, a representative of the Parent raised the possibility of the Parent acquiring an equity investment in the Company in exchange for rights in certain proprietary technology of the Company.

    Discussions of a possible joint development arrangement, possibly including an equity investment in the Company, continued throughout the summer of 1993. Those discussions were terminated before the end of 1993.

    The Company has sold polycarbonate urethane material to Howmedica, Inc., a subsidiary of the Parent. Howmedica, Inc. has purchased the material for evaluation.

    During 1994, the Company had a series of discussions with other potential corporate partners concerning a possible investment or strategic alliance. The Board of Directors of the Company directed Howard S. Wachtler, the Chairman of the Board's Business Development Committee, to participate with management in pursuing such opportunities. The Company concluded a private equity placement in early 1994 and a public offering on November 1, 1994. The Company remained interested in finding a strategic partner or investor relationship to help broaden the Company's market reach and to strengthen the Company's financial position.

    By late 1994, the Company was discussing possible terms of strategic relationships with three other companies. One such arrangement was proposed to involve the joint development of a coronary stent product, a distribution arrangement for the Company's products in Europe, and a sale of a significant portion of the Company's equity to the corporate partner. Another arrangement under discussion at that time was proposed to involve a substantial equity investment, a commitment for future stock purchases, a commitment to fund certain of the Company's clinical trials, and a product distribution agreement for one of the Company's product lines. A third was proposed to involve a substantial equity investment and a grant of marketing rights for one or more of the Company's product lines. In each case, the Company's Board of Directors authorized the Company's management and the Board's Business Development Committee to proceed with discussions, and reviewed possible terms for the conclusion of a definitive agreement; however, in each case, the parties ultimately were unable to agree on terms and discussions with those potential corporate partners were ended in December, 1994 and in early 1995.

    During 1995, the Company conducted a series of meetings and discussions with a fourth potential corporate partner, which led to in-depth discussions of the terms for a possible transaction. The terms under discussion included a possible series of capital investments in the Company, with possible rights to purchase a controlling interest, and possible marketing rights for distribution of one or more of the Company's products.

    In addition to the four potential strategic alliance arrangements described above, management of the Company and Mr. Wachtler continued throughout 1995 to engage in discussions with a number of other potential investors and corporate partners. In May 1995, a representative of the Parent contacted a shareholder of the Company regarding the possible acquisition by the Parent of an equity interest in the Company. The Parent's representative was told that the Company was considering a number of strategic alternatives, including a possible sale of the Company, and was referred to Mr. Wachtler. In June 1995, a representative of the Parent and Mr. Wachtler discussed the Parent's possible interest in exploring an acquisition of the Company.

    In early 1995, the Company also began to seek an investment banking firm to advise the Company in its consideration of corporate partner or strategic alliance opportunities and financing alternatives. Management of the Company spoke with representatives of several investment banking firms, and reported to the Board of Directors and its Business Development Committee on their efforts to identify an investment banking firm to serve as a financial advisor to the Company.

    In late June and early July, 1995, representatives of the Company met in person and by telephone with Dillon, Read & Co. Inc. ("Dillon Read") to discuss the possibility of Dillon Read advising the Company. On July 10, 1995, the Company entered into an engagement letter with Dillon Read, whereby the Company agreed to engage Dillon Read for a period of one year to serve as exclusive financial advisor to the Company with respect to business combinations. The engagement letter contemplated that Dillon Read would advise concerning such possible transactions as, among others, a sale of part of the Company by way of a sale of common stock, assets, or other securities, or a sale of all of the Company by way of a merger, transfer of assets, or otherwise, for cash or securities, in one or a series of transactions.

    In addition, on July 19, 1995, the Company entered into an agreement with Maredo, Ltd. for advisory services with respect to a possible financing with certain European institutional investors. The Company also spoke with a number of investment banking firms during 1995 concerning possible financing transactions.

    Dillon Read initiated or reopened contacts with more than fourteen companies that it or the Company had identified as potential corporate partners of or investors in the Company. Throughout the remainder of 1995 and in early 1996, Dillon Read worked with the Company and Mr. Wachtler to solicit interest in a strategic alliance with or acquisition of the Company.

    As part of this effort, a representative of Dillon Read and Mr. Wachtler telephoned the Parent to further explore a possible acquisition of the Company, and Dillon Read sent the Parent on July 18, 1995 an information packet describing the Company.

    On  August  16,  1995,  the  Parent   and  the  Company  entered  into   the
Confidentiality Agreement, and shortly thereafter, the Parent began due diligence meetings with management and technical personnel of the Company. Pursuant to the Confidentiality Agreement, the Parent requested and received certain non-public information concerning the Company. Subsequent due diligence meetings and document reviews were conducted throughout the fall of 1995.

    On October 4, 1995, a representative of Dillon Read and a representative of the Parent spoke concerning the Parent's interest in acquiring the Company. The Parent's representative initiated an exploratory discussion of both parties' positions with respect to a possible price for a transaction.

    In mid-October, a representative of Dillon Read indicated to a representative of Lazard Freres that the Company's Board of Directors would like to receive a written expression of interest in acquiring the Company from Parent. The Parent responded by providing a written, non-binding indication of interest from the Parent to acquire the Company at $10.00 per share, provided that the Company negotiate exclusively with the Parent.

    On October 17, 1995, Dillon Read and Epstein Becker & Green, P.C., the Company's legal advisors, reviewed with the Board of Directors of the Company the status of discussions with various potential corporate partners. As part of that discussion, the Board reviewed the Parent's written, non-binding indication of interest, and although the Board supported continuing negotiations, it rejected the exclusivity provision. A representative of Dillon Read communicated the Board's position to a representative of Lazard Freres. The Lazard Freres representative asked whether there was an acquisition price at which the Company would negotiate exclusively with Parent. After further deliberation, the Board of Directors of the Company indicated that it would permit an exclusive negotiation at price of $12.00 per share. On October 18, 1995, P. Nigel Gray, President of the Parent's Hospital Products Group, sent a non-binding letter to the Company confirming the interest of the Parent in purchasing all of the outstanding shares of common stock of the Company at a price of approximately $10.00 per share, without an exclusivity provision.

    On November 2, 1995, representatives of the Company, the Parent and Dillon Read met in New York and discussed the status of certain intellectual property rights of the Company, and the potential for obtaining or clarifying the Company's ownership of certain European and Japanese rights through agreements with third parties. The Parent asked that the Company pursue agreements with those third parties and indicated that obtaining such agreements would be a condition of any possible acquisition offer by the Parent. Following that meeting, the Company began negotiations with the third parties in question with a view to obtaining the agreements the Parent had requested.

    On December 1, 1995, the Company received a letter from one of the other potential corporate partners with whom it had been having serious discussions concerning a possible strategic relationship with, and an investment in, the Company, in which that other company indicated it would not be in a position to make an offer to the Company.

    In early December 1995, the Parent and its counsel presented the Company and the Company's counsel with a proposed draft merger agreement and a proposed draft shareholders agreement. The draft merger agreement referred to a number of conditions to any offer by the Parent, including third-party agreements concerning European and Japanese intellectual property rights previously requested by the Parent, the agreement of certain shareholders to tender their stock to the Parent or Merger Sub, and a proposed license of the Company's technology to the Parent.

    Also in early December, Mr. Wachtler and a representative of Dillon Read met with Mr. Gray and a representative of Lazard Freres to discuss the status of negotiations between the parties, including the range of prices at which the Parent might make an acquisition offer. The Company's representatives indicated that the Company was interested in receiving $11.00 per Share. The Parent's representatives indicated that the Parent was considering an offer at approximately $10.00 per share, but that the aggregate consideration might be increased by up to $4 million less the cost to the Company of obtaining third-party agreements that the Parent had identified as a condition of any possible offer.

    Throughout the remainder of December, 1995 and January, 1996, the Parent continued its due diligence efforts and counsel to the Parent and the Company continued preparation and negotiation of documentation for a merger agreement between the Parent and the Company. Mr. Wachtler kept members of the Board of Directors of the Company informed of the status of negotiations with the Parent by means of numerous informal reports. Dillon Read also continued its efforts to identify alternative business combination opportunities. The Company received preliminary requests for information from two companies in January 1996, and continued discussions in the United States and in Europe with another potential corporate partner.

    On January 18, 1996, the Company issued a press release in which it announced that it was undergoing discussions for its acquisition at a price in the range of approximately $10.00 per share.

    In late January and February, 1996, representatives of the Parent, the Company and their counsel met to discuss the Company's supply agreements for supply of polycarbonate urethane material. Representatives of the Company and the Parent discussed seeking potential third party manufacturers of the Company's polycarbonate urethane material.

    Through the remainder of February and during March 1996, the parties continued to negotiate the terms of an acquisition agreement, the Company and its counsel continued to pursue obtaining the third-party agreements that had been requested by Parent, and Mr. Wachtler, the Company's management, and its finacial and legal adivsors continued to make reports to the Board of Directors concerning the status of negotiations with the Parent.

    During this same period, the Parent's financial advisor and the Company's financial advisor continued to hold discussions concerning, among other things, the offer and merger consideration. Representatives of the Company discussed with representatives of the Parent the Company's need to obtain financing to fund the Company's operational needs. In February 1996, the parties' financial advisors discussed the transaction by telephone and the Parent's financial advisor indicated that the Parent would likely consider an offer in the range of $10.25 to $10.50 per share, assuming that the parties were able to resolve open points and that the conditions established by the Parent were satisfied, and subject to the Parent receiving current information with respect to the Company's cash balances and payables.

    At a meeting of the Board of Directors of the Company on February 29, 1995, among other business, the Board ratified and approved the license agreement among Corvita Europe, Jean Pierre Dereume and L'Universite Libre de Bruxelles.

    In March and early April, Parent and the Company continued negotiations that culminated in Parent and the Company agreeing upon a form of merger agreement and certain shareholders agreeing upon a form of Shareholders agreement. The Company also continued negotiations to obtain third-party manufacturers of the Company's polycarbonate urethane material.

    On April 4, 1996, a representative of Lazard Freres telephoned a representative of Dillion Read to indicate that the Parent was prepared to make an acquisition offer of $10.25 per share, subject to completing the Merger Agreement and the transactions contemplated in the Merger Agreement.

    The Board of Directors of the Company met on April 5, 1996, to consider the Parent's proposed acquisition offer and the terms of the draft merger agreement. Representatives of Epstein, Becker & Green, P.C. reviewed in detail with the Board the terms of the proposed merger agreement, the proposed Shareholders agreement, the conditions of the offer, and the related transactions and agreements contemplated by the proposed merger agreement. Epstein, Becker & Green, P.C. also explained the procedures for the tender offer contemplated by the terms of the proposed merger agreement. Representatives of Dillon Read distributed materials in draft form supporting Dillon Read's analysis of the offer from a financial point of view, discussed a range of offer prices at which Dillon Read might be able to conclude that an offer was fair, and noted that the $10.25 proposed offer price was within such range. The Board of Directors conducted a discussion of the information presented by its legal and financial advisors, and considered the factors described below at REASONS FOR THE TRANSACTIONS; FACTORS CONSIDERED BY THE BOARD. The Board of Directors resolved to approve the proposed merger agreement, the proposed shareholders agreement, and the offer, subject to the satisfactory completion of negotiations of the remaining open points, including conclusion of a license agreement with a third-party manufacturer, and receipt of a fairness opinion of Dillon Read.

    During the period from April 5 through April 11, 1996, representatives of each of the Company, the Parent, and their respective legal advisors completed negotiations of the remaining open points of the proposed merger agreement, finalized documentation of the Merger Agreement, the Shareholders Agreement, and other related agreements and documents, and continued discussions of a possible loan from the Parent to the Company. On April 10 and the morning of April 11, the parties concluded the terms of a Loan Agreement and Promissory Note for a loan by the Parent of up to $2,000,000, together with a related License Agreement.

    On the morning of April 11, 1996, Dillon Read delivered its Opinion, and the Merger Agreement, the Shareholders Agreement, the Loan Agreement and the License Agreement were executed and the transaction was publicly announced.

    REASONS FOR THE TRANSACTIONS; FACTORS CONSIDERED BY THE BOARD. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

         1. the financial and other terms and conditions of the Offer and the Merger Agreement;

         2. the presentation of Dillon Read at the April 5, 1996 Board of Directors' meeting, and the Board of Directors' expectation that Dillon Read would supply an opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $10.25 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the public shareholders of the Company (the "Opinion"). Dillon Read presented its final Opinion on April 11, 1996, the full text of which, setting forth the assumptions made, matters considered and limitations on the review undertaken by Dillon Read, is attached hereto as Exhibit 9 and is incorporated herein by reference. Shareholders are urged to read the Opinion carefully in its entirety;

         3. the fact that the structure of the acquisition of the Company by the Merger Sub as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement and to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's shareholders to obtain cash for their Shares at the earliest possible time;

         4. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or knowingly encouraging any potential Acquisition Proposal (as defined in the Merger Agreement), permits the Company to furnish non-public information to, or to enter into, maintain or continue discussions and negotiations with, any person or entity that makes an unsolicited inquiry, offer or proposal relating to an Acquisition Proposal after the date of the Merger Agreement, if the Board of Directors, after consultation with and based upon the advice of counsel, determines that failure to do so would create a reasonable possibility of breach of its fiduciary duties;

         5. the fact that in the event that the Board were to decide to accept an Acquisition Proposal by a third party, the Board could terminate the Merger Agreement and pay the Parent a termination fee of $4,000,000 million (or approximately $0.56 per outstanding Share and $0.48 per Share on a fully diluted basis). The Board, after considering, among other things, the advice of Dillon Read, did not believe that such termination provision would deter a higher offer by a third party interested in acquiring the Company;

         6. the fact that the obligations of the Parent and the Merger Sub to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing;

         7. the fact that on January 18, 1996, the Company issued a press release that stated that the Company was in discussions regarding a possible acquisition of the Company in the $10 per Share range, and the fact that neither prior nor subsequent to such press release did any other party indicate a willingness to pursue an acquisition of the Company for a cash price in excess of the $10.25 per Share price offered by the Parent and Merger Sub;

         8. the fact that the Shareholders were willing to enter into the Shareholders Agreement pursuant to which they agreed to tender substantially all of their Shares pursuant to the Offer and to vote their Shares in favor of the Merger; it being noted by the Board of Directors of the Company that the Shareholders will be treated the same as all other shareholders in the Offer and the Merger;

         9. the fact that the terms of the Merger Agreement and the Shareholders Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party;

        10. the historical market price of, and recent trading activity in, the Shares; information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections; current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company; the Board did not consider the liquidation of the Company as a viable course of action, and, therefore, no appraisal or liquidation values were sought for purposes of evaluating the Offer and the Merger;

        11. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

        12. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

        13. the compatibility of the business and operating strategies of the Parent and the Company; and

        14.   the  regulatory  approvals  required  to  consummate  the  Merger,
    including,  among  others,  antitrust  approvals,  and  the  prospects   for
    receiving such approvals.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Dillon Read was retained to act as financial advisor to the Company in considering and reviewing possible business combinations, including a possible sale of the Company. Dillon Read will receive upon the purchase of Shares by the Parent pursuant to the Offer total compensation equal to $500,000 plus 3% of the consideration in excess of $50,000,000 when and as paid to the Company and/or the shareholders, or approximately $1.55 million (the "Transaction Fee"). Dillon Read was paid a $25,000 engagement fee and is being paid a fee of $200,000 for its Opinion, which amounts will be credited against the Transaction Fee. The Company incurred the obligation to pay the Opinion fee on delivery of the Opinion. The Company also has agreed to reimburse Dillon Read for its out-of-pocket expenses, including fees of its legal counsel, and to indemnify Dillon Read (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Dillon Read's engagement. The terms of the Company's engagement of Dillon Read are set forth in a letter agreement dated July 10, 1995.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange
Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or divided policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
- -----------
 Exhibit 1   Agreement  and Plan of Merger, dated as of April 11, 1996, among Corvita Corporation, Pfizer Inc. and
             HPG Acquisition Corp.
 Exhibit 2   Shareholders Agreement, dated  as of April  11, 1996, among  Pfizer Inc., HPG  Acquisition Corp.  and certain shareholders named therein, and including Schedule 1 thereto.
 Exhibit 3   Confidentiality  and Standstill Agreement, dated August 16, 1995,  between Dillon, Read & Co. Inc. on behalf of Corvita Corporation and Pfizer Inc.
 Exhibit 4   Stock Purchase Agreement, dated as of April 11, 1996, among Corvita Corporation and George A.  Adams,
             David  C. MacGregor, Gregory J. Wilson and Jennie M. Wilson as trustees for the Gregory Wilson Family
             Trust, and Jennie M. Wilson.
 Exhibit 5   Stock Purchase  Agreement, dated  as of  April 11,  1996, between  Corvita Corporation  and  Research
             Visions Canada, Inc.
 Exhibit 6   Loan Agreement, dated April 11, 1996, between Pfizer Inc. and Corvita Corporation; Promissory Note of
             Corvita  Corporation, dated  April 11,  1996; and  License Agreement,  dated April  11, 1996, between
             Corvita Corporation and Pfizer Inc.
 Exhibit 7   Letter to Shareholders of Corvita Corporation, dated April 17, 1996.
 Exhibit 8   Press Release, dated April 11, 1996, issued by Pfizer Inc. and Corvita Corporation.
 Exhibit 9   Opinion of Dillon, Read & Co. Inc., dated April 11, 1996, and Consent by Dillon Read to the inclusion of the Opinion as an Exhibit, dated April 16, 1996.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1996

                                          By         /s/ NORMAN R. WELDON

                                             -----------------------------------
                                               Name: Norman R. Weldon, Ph.D.
                                               Title: President and Chief
                                             Executive Officer

                                                                      SCHEDULE I

                              CORVITA CORPORATION
                             8210 N.W. 27TH STREET
                              MIAMI, FLORIDA 33122
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    The Information Statement is being mailed on or about April 17, 1996, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to take all action necessary to cause the Parent Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "General Information Regarding the Company". Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    Pursuant to the Merger Agreement, the Merger Sub commenced the Offer on April 17, 1996. The Offer is scheduled to expire at 12:00 Midnight on May 14, 1996, unless the Offer is extended.

    The following information is based on the Company's Proxy Statement dated September 15, 1995, and, except as indicated, such information is given as of such date.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Parent, the Merger Sub and the Parent Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company. Each Share entitles its record holder to one vote. As of April 4, 1996, there were 7,106,149 Shares outstanding, 808,636 Shares were reserved for issuance upon the exercise of certain options outstanding and 491,699 Shares were reserved for issuance upon the exercise of certain warrants to purchase Shares outstanding.

ELECTION OF DIRECTORS

    The Merger Agreement provides that, promptly upon the purchase by the Merger Sub of such number of Shares that represents a majority of the outstanding Shares on a fully diluted basis, the Parent shall be entitled to designate the number of directors, rounded to the next whole number, that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by Parent bears to the total number of Shares outstanding. The Company will, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act, use all reasonable efforts necessary to cause the persons designated pursuant to or listed on Schedule 2.6 of the Merger Agreement to be elected or appointed to the Board of Directors of the Company.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Parent of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than May 15, 1996, and that, upon assuming office, the Parent Designees will thereafter constitute the entire Board of Directors of the Company. All of the current directors of the Company have indicated their intention to resign as directors on the Control Date.

    Biographical  information  concerning  each  of  the  Parent  Designees   is
presented below.

PARENT DESIGNEES

    The Parent has informed the Company that the Parent Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons whom the Parent has designated pursuant to
Schedule 2.6 of the Merger Agreement as the Parent Designees. The business address of each such person is 235 East 42nd Street, New York, NY 10017, and each such person is a citizen of the United States, except P. Nigel Gray is a citizen of the United Kingdom, and George A. Stewart is a citizen of Canada.

                                                                PRESENT PRINCIPAL OCCUPATION
                                                                 OR EMPLOYMENT AND FIVE-YEAR
NAME                             AGE                                 EMPLOYMENT HISTORY
- ---------------------------      ---      -------------------------------------------------------------------------
P. Nigel Gray                        57   President of Pfizer's Hospital Products Group (July 1995-Present); Vice
                                          President (1994-Present); President of Pfizer's Medical Devices Division
                                          (1993-1995); Executive Vice President of Pfizer's Hospital Products
                                          Division (1993-1995); President of Howmedica International (1992-1993);
                                          and Senior Vice President and General Manager of Howmedica International
                                          (1987-1992).

George A. Stewart                    53   President of HPG Acquisition Corp. (January 1996-Present); President of
                                          Pfizer's Medical Devices Division (1995-Present); President, Valleylab,
                                          Inc. (1993-1995); President, Schneider Worldwide (1992-1993); and
                                          President, Shiley Inc. (1991-1992).

C. Dean Maglaris                     50   Vice President, Business Planning and Development, of Pfizer's Hospital
                                          Products Group (September 1995-Present); Group Vice President, National
                                          Accounts Operations, of Pfizer's U.S. Pharmaceutical Group (1994-1995);
                                          Vice President, General Manager--National Health Care Operations, of
                                          Pfizer's U.S. Pharmaceutical Group (1992-1994); and Vice President of
                                          Marketing for Pfizer Labs (1987-1992).

Dorothy Bonner Burke                 52   Secretary and Vice President of HPG Acquisition Corp. (January
                                          1996-Present); and Assistant General Counsel of Pfizer (1990-Present).

William E. Rhodes, III               42   Vice President of HPG Acquisition Corp. (January 1996-Present); Director,
                                          Business Development and Technology, of Pfizer's Hospital Products Group
                                          (1993-Present); President of The William-James Co. Biomedical Consulting
                                          Firm (1983-1993).

    The Parent has advised the Company that, to the best of the knowledge of the Parent, none of the Parent Designees currently is a director of or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission, except as may be disclosed in the Offer to Purchase.

    The Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE COMPANY

    Currently the Company's entire Board of Directors is elected at the Annual Meeting of Shareholders to hold office until the next Annual Meeting of Shareholders and until their successors are duly elected and qualified. The name and age of each current director, the year in which such director first became a director of the Company, the office held within the Company by such director, if any, the principal occupation of such director during the past five years and, as of June 30, 1995, any other directorships held by such director in any company subject to the reporting requirements of the Exchange Act or in any company registered as an investment company under the Investment Company Act of 1940, as amended, are set forth below:

                                                  YEAR FIRST SERVED
               NAME                      AGE        AS A DIRECTOR                   POSITION
- -----------------------------------      ---      -----------------  --------------------------------------

Norman R. Weldon, Ph.D.                      61            1986      President, Chief Executive
                                                                     Officer and Director
David C. MacGregor, M.D.                     57            1990      Chairman of the Board and Vice
                                                                     President of Medical Research
Richard L. Kronenthal, Ph.D.                 66            1991      Director
Donald L. Murfin                             52            1990      Director
David Nierenberg                             42            1992      Director
Photios T. Paulson                           56            1990      Director
Howard S. Wachtler                           46            1988      Director

    NORMAN R. WELDON, PH.D., is a co-founder of the Company, has been its President, Chief Executive Officer and a Director since December 1986 and is currently Chairman of the Nominating Committee. Dr. Weldon has degrees in biochemistry, industrial management and economics. He has been in senior line management positions in high technology companies for 30 years, serving as President and Chief Executive Officer of CTS Corporation (1976-1979) and Cordis Corporation (1979-1987). Dr. Weldon also serves as a director of The New Economy Fund, Small Cap World Fund, Novoste Corporation and Enable Medical Corporation, and is a member of the Advisory Board of The Investment Company of America.

    DAVID C. MACGREGOR, M.D., is a co-founder of the Company and has served as Chairman of the Board and Vice President of Medical Research since 1990 and as a Director since 1987. Dr. MacGregor has served as Chairman of the Board of Corvita Canada since June 1991. From 1987 until 1990, Dr. MacGregor was Medical Director and Vice President of Clinical Research at Cordis Corporation, and from 1981 until 1987, was Vice President for Medical Research at Cordis. Dr. MacGregor is a cardiovascular and thoracic surgeon. He first conceived the concept for the Corvita Graft in 1980 and has published over 100 scientific papers in the medical literature. Dr. MacGregor has been awarded 20 U.S. patents, including the basic patents covering the mechanical structure of the Corvita Grafts. Dr. MacGregor directs the Company's medically related activities, including animal and clinical trials, product assurance activities and the medical interface with regulatory agencies. Dr. MacGregor devotes approximately 85% of his time to the performance of Company duties. The Company believes that the amount of time that Dr. MacGregor devotes to Company duties is sufficient for the performance thereof. Dr. MacGregor is also a director of ORTECH Corporation, a not-for-profit research organization.

    RICHARD L. KRONENTHAL, PH.D., has been a Director since 1991. Dr. Kronenthal is a polymer chemist and a consultant to medical product companies and venture capital groups. Since 1989, Dr. Kronenthal has been President of Kronenthal Associates, a consulting firm. From 1957 to 1989, he was employed by Ethicon, Inc. where he was Director of Research and Development and headed a major research project to develop a small diameter vascular graft. Dr. Kronenthal is a director of Lukens Medical, and Direct Therapeutics Corporations. He is also a scientific advisor to Ventures Medical, SEA Ventures Inc., Acusphere, Inc., Merocel Corporation, Melanx Corporation, Ortec International and Chitogenics.

    DONALD L. MURFIN has been a Director since 1990 and is currently Chairman of the Audit Committee. Mr. Murfin has been a general partner of Chemicals and Materials Enterprise Associates, Limited Partnership, a venture capital limited partnership, since 1989. Mr. Murfin was a General Partner of Trident Capital Fund, a venture capital limited partnership, from 1988 to 1989. He is a polymer chemist and from 1985 to 1988, was Vice President of The Lubrizol Corporation, a manufacturer of specialty chemicals, and from 1979 to 1988, was President and Director of Lubrizol Enterprises, Inc., the venture development subsidiary of Lubrizol. Mr. Murfin is also a director of Genentech, Inc. He is also a Trustee of the Edison Biotechnology Center in Cleveland, Ohio.

    DAVID NIERENBERG joined Corvita as a Director in November 1992 and is currently Chairman of the Compensation Committee. Mr. Nierenberg has been a general partner of Trinity Ventures Limited since 1986. Previously, he was associated with General Electric Venture Capital and was a partner at Bain & Company, a management consulting firm. Mr. Nierenberg is also a Director of Natus Medical, Eyesys Technologies, and Health Plan Services.

    PHOTIOS (FRED) PAULSON has been a Director since 1990. Mr. Paulson's career includes 27 years with Becton Dickinson & Company, during which he held various executive positions including those of President, European Division and Chief Operating Officer of the corporation. From 1987 to 1991, Mr. Paulson was Senior Advisor, Health Care Industry, for Prudential Securities, Inc. and from 1991 to 1995, served as Chairman of bioMerieux Vitek, Inc., a clinical diagnostics company. Mr. Paulson presently serves as Vice President of bioMerieux Alliance, a French holding company, and is on the Board of Directors of bioMerieux Vitek, Inc. and Novametrics Medical Systems, Inc.

    HOWARD S. WACHTLER has been a Director since 1988 and is currently Chairman of the Marketing and Business Development Committee. Mr. Wachtler has been Managing Director of Medical Venture Holdings, Inc., an affiliate of Oppenheimer & Co., Inc. and its predecessor entity since 1986. Mr. Wachtler was formerly Director, Business Planning Development, for Pfizer Hospital Products Group. Mr. Wachtler is also a director of Xenova, Ltd., Exocell, Inc., and Gliatech, Inc. In addition, Mr. Wachtler serves on the Board of Governors of the Emerging Company Section of the Biotechnology Industry Organization (BIO).

    Except as noted above, there are no family relationships among any of the Company's executive officers or directors. There are no arrangements or understandings between any executive officer and any other person pursuant to which such person was selected as an officer.

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth as of the close of business on April 4, 1996, certain information with respect to the holdings of each director and executive officer of the Company and all directors and officers as a group. Each of the persons listed below has sole voting and investment power with respect to such Shares, unless otherwise indicated.

                                                                     AMOUNT AND NATURE OF
                                                                     BENEFICIAL OWNERSHIP
                                                              -----------------------------------
NAME OF BENEFICIAL OWNER OR                                                     ACQUIRABLE WITHIN  PERCENT OF CLASS
PERSONS IN GROUP                                              CURRENTLY OWNED      60 DAYS (1)        OUTSTANDING
- ------------------------------------------------------------  ----------------  -----------------  -----------------
Norman R. Weldon, Ph.D. (2)(3)..............................         489,250            11,326(P)           7.03
Leonard Pinchuk, Ph.D. (2)(4)...............................         110,850           100,250              2.93
David C. MacGregor, M.D. (2)................................         154,539            29,000              2.57
Herbert Kontges, Ph.D.......................................          45,000            67,000              1.58
                                                                                         1,249(P)
Christian L. Mazzola........................................               0           110,000              1.52
Richard L. Kronenthal, Ph.D. (2)............................          12,373             6,875             *
Photios T. Paulson (2)......................................          11,250            10,625             *
                                                                                         4,580(P)
Donald L. Murfin (5) .......................................           1,075             5,000              1.43
  c/o Chemicals & Materials                                                             97,307(P)
  Enterprise Associates
  One Cleveland Center
  Suite 2700
  Cleveland, Ohio 44114
David Nierenberg (6) .......................................         240,987             5,000              3.81
  c/o Trinity Ventures II, L.P.                                                         25,864(P)
  155 Bovet Road, Suite 660
  San Mateo, California 94402
Howard S. Wachtler (7) .....................................         410,765             5,000              6.33
  c/o WestMed Venture Partners, L.P.                                                    36,916(P)
  Oppenheimer Tower
  World Financial Center
  New York, New York 10281
All directors and executive officers as a group
  (13 persons) (8)..........................................       1,476,089           338,750             26.14
                                                                                       177,242(P)

- ------------------------
*   Less than 1%

(1) Reflects number of shares of Common Stock acquirable upon exercise of options unless followed by a "(P)", in which event reflects number of shares issuable upon conversion of Preferred Stock acquirable upon exercise of warrants.

(2) Address is Corvita Corporation, 8210 N.W. 27th Street, Miami, Florida 33122.

(3) Includes 9,000 shares of Common Stock beneficially owned by Carol Weldon, Dr. Weldon's wife, as to which Dr. Weldon disclaims beneficial ownership.

(4) Includes 7,500 shares of Common Stock held by each of The Rendall Aaron Pinchuk Irrevocable Trust, The Bryan Mitchell Pinchuk Irrevocable Trust, and The Kerri Jill Pinchuk Irrevocable

    Trust, and 37,500 shares of Common Stock held by The Diane F. Pinchuk Revocable Trust (collectively, the "Pinchuk Family Trusts"), as to which Mr. Pinchuk disclaims beneficial ownership.

(5) Includes 102,307 shares of Common Stock beneficially owned by New Enterprise Group, c/o New Enterprise Associates V, Limited Partnership, 1119 St. Paul Street, Baltimore, MD 21202. Mr. Murfin is a limited partner in NEA Partners V Limited Partnership, the general partner of New Enterprise Associates V Limited Partnership, which is a venture fund of The New Enterprise Group, and disclaims beneficial ownership of these shares.

(6) Consists of shares of  Common Stock beneficially  owned by Trinity  Ventures
    II, L.P., Trinity Ventures III and Trinity Side-by-Side I, L.P. (collectively, the "Trinity Group"). Mr. Nierenberg is a general partner in the limited partnership which serves as a general partner of each member of The Trinity Group, and disclaims beneficial ownership of these shares.

(7) Consists of 410,765 shares of Common Stock beneficially owned by WestMed Venture Partners, L.P., c/o Oppenheimer and Co., Inc., Oppenheimer Tower,
    World Financial Center, New York, NY 10281. Mr. Wachtler is a managing director of Medical Venture Holdings, Inc., which is the general partner of WestMed Venture Management, L.P., which is the managing general partner of WestMed Venture Partners, L.P. Mr. Wachtler disclaims beneficial ownership of these shares.

(8) See notes (5), (6), (7), (8) and (9) above.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth, for the Company's last three fiscal years ended June 30, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the Company's executive officers.

                                                                                                        LONG-TERM
                                                                                                       COMPENSATION
                                                                                                      --------------
                                                                                                          AWARDS
                                                                    ANNUAL COMPENSATION               --------------
                                                        --------------------------------------------   COMMON STOCK
NAME AND                                      FISCAL                                 OTHER ANNUAL       UNDERLYING
PRINCIPAL POSITION                             YEAR     SALARY ($)    BONUS ($)    COMPENSATION ($)    OPTIONS (#)
- -------------------------------------------  ---------  -----------  -----------  ------------------  --------------
Norman R. Weldon, Ph.D.....................       1995     109,615
  President and Chief                             1994     106,353(1)
  Executive Officer                               1993     104,167
Leonard Pinchuk, Ph.D......................       1995     102,000       30,000                             20,000
  Vice President of Product                       1994      98,388       20,000                             56,250
  Development and Secretary                       1993      95,876       10,000                             15,000
David C. MacGregor, M.D. (2)...............       1995      87,418                                          20,000
  Chairman and Vice President                     1994     101,128
  of Medical Research                             1993     104,167
Herbert Kontges, Ph.D......................       1995     108,667                        11,846(3)         10,000
  Vice President of Endoluminal                   1994      95,236                        10,228(3)         27,000
  Products and Co-Managing                        1993      98,366                         9,717(3)          7,500
  Director, Corvita Europe, S.A.
Christian L. Mazzola (4)...................       1995     102,000                        38,990(5)         35,000
  Vice President of Sales and                     1994      84,375                        10,822(6)         75,000
  Marketing and Co-Managing                       1993      --                                              --
  Director, Corvita Europe, S.A.

- ------------------------
(1) Includes $52,500 in accrued salary paid in fiscal year 1995.

(2) Dr. MacGregor became a part-time employee of the Company effective April 1, 1994 pursuant to which he is paid at an annualized rate of $105,000, based on the percentage of 2,000 hours worked per annum with a minimum annual salary of $52,000.

(3) Consists of car lease payments.

(4) Commenced employment with the Company in August 1993.

(5) Consists of $11,846 in car lease payments and $27,144 in non-recurring moving expenses.

(6) Includes $10,228 in car lease payments.

STOCK OPTION GRANTS

    The following table sets forth certain information concerning options granted in the Company's fiscal year ended June 30, 1995 to the individuals named in the Summary Compensation Table:

                      OPTION GRANTS IN FISCAL YEAR 1995(1)

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                        % OF TOTAL                              ANNUAL RATE OF STOCK
                                        COMMON STOCK     OPTIONS                               PRICE APPRECIATION FOR
                                         UNDERLYING     GRANTED TO    EXERCISEE                     OPTION TERM
                                           OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ----------------------
NAME                                     GRANTED (1)     1994 (2)     ($/SHARE)      DATE        5%($)      10%($)
- --------------------------------------  -------------  ------------  -----------  -----------  ---------  -----------
Leonard Pinchuk.......................       20,000          8.38%    $    4.50      6/21/02   $  36,639  $    85,385
David C. MacGregor....................       20,000          8.38%    $    4.50      6/21/02   $  36,639  $    85,385
Herbert Kontges.......................       10,000          4.19%    $    4.50      6/21/02   $  18,320  $    42,692
Christian L. Mazzola..................       35,000         16.67%    $    4.50      6/21/02   $  64,118  $   149,423

- ------------------------
(1) Subject to shareholder approval of the 1995 Option Plan by March 1, 1996.

(2) Exercisable at the cumulative annual rate of 25% of the total number of shares underlying the option commencing one year from the date of grant.

STOCK OPTION HOLDINGS

    The following table presents the value of unexercised options held at June 30, 1995 by the individuals named in the Summary Compensation Table:

                         OPTION VALUES AT JUNE 30, 1995

                                                                                            VALUE OF UNEXERCISED
                                                                    NUMBER OF UNEXERCISED  IN- THE-MONEY OPTIONS
                                                                           OPTIONS                   AT
                                                                     AT JUNE 30, 1995(#)    JUNE 30, 1995 (1)($)
                                                                       EXERCISABLE(E)          EXERCISABLE(E)
                                                                      UNEXERCISABLE(U)        UNEXERCISABLE(U)
                                                                    ---------------------  ----------------------
Norman R. Weldon..................................................          9,000(E)               32,250(E)
Leonard Pinchuk...................................................         30,563(E)               74,204(E)
                                                                           49,687(U)               77,109(U)
David C. MacGregor................................................          9,000(E)               32,250(E)
Herbert Kontges...................................................         33,000(E)              101,250(E)
                                                                           24,000(U)               37,500(U)
Christian L. Mazzola..............................................         24,375(E)               60,469(E)
                                                                           50,625(U)              108,281(U)

- ------------------------
(1) Values are calculated by subtracting the exercise price from the closing sales price of the Common Stock on June 30, 1995 of $5.25 per share.

                         OWNERSHIP OF VOTING SECURITIES

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth as of April 4, 1995, except as a different date is noted below, the beneficial ownership of the Common Stock by each person known by the Company to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of five percent or more of such Shares. Each of the persons listed below has sole voting and investment power with respect to such Shares, unless otherwise indicated.

                                                                     AMOUNT AND NATURE OF
                                                                     BENEFICIAL OWNERSHIP
                                                              -----------------------------------
                                                                                ACQUIRABLE WITHIN  PERCENT OF CLASS
NAME AND ADDRESS                                              CURRENTLY OWNED      60 DAYS (1)        OUTSTANDING
- ------------------------------------------------------------  ----------------  -----------------  -----------------
WestMed Venture Partners, L.P. .............................        410,765               5,000             6.33%
 c/o Oppenheimer and Co., Inc.                                                           36,916(P)
 Oppenheimer Tower
 World Financial Center
 New York, New York 10281
Norman R. Weldon, Ph.D. (2)(3) .............................        489,250              11,326(P)          7.03
Howard S. Wachtler (5) .....................................        410,765               5,000             6.33
 c/o WestMed Venture partners, L.P.                                                      36,916(P)
 Oppenheimer Tower
 World Financial Center
 New York, New York 10281
Montgomery Asset Management, L.P. (6) ......................        496,000                   0             6.98
 600 Montgomery Street
 San Francisco, California 94111
Janus Capital Corporation (7) ..............................        393,000                   0             5.53
 100 Fillmore Street, Suite 300
 Denver, Colorado 80206-4923
Thomas H. Bailey (7) .......................................        393,000                   0             5.53
 c/o Janus Capital Corporation
 100 Fillmore Street, Suite 300
 Denver, Colorado 80206-4923
INVESCO PLC (8) ............................................        517,292                   0             7.28
 11 Devonshire Square
 London EC2M 4YR
 England

- ------------------------
 *  Less than 1%

(1) Reflects number of shares of Common Stock acquirable upon exercise of options unless followed by a "(P)", in which event reflects number of shares issuable upon conversion of Preferred Stock acquirable upon exercise of warrants.

(2) Address is Corvita Corporation, 8210 N.W. 27th Street, Miami, Florida 33122.

(3) Includes 9,000 shares of Common Stock beneficially owned by Carol Weldon, Dr. Weldon's wife, as to which Dr. Weldon disclaims beneficial ownership.

(4) Consists of 885,074 shares of Common Stock beneficially owned by New Enterprise Group. Mr. Murfin is a limited partner in NEA Partners V Limited Partnership, the general partner of New Enterprise Associates V Limited Partnership, which is a venture fund of The New Enterprise Group, and disclaims beneficial ownership of these shares.

(5) Consists of 410,765 shares of Common Stock beneficially owned by WestMed Venture Partners, L.P., Mr. Wachtler is a managing director of Medical Venture Holdings, Inc., which is the general partner of WestMed Venture Management, L.P., which is the managing general partner of WestMed Venture Partners, L.P. Mr. Wachtler disclaims beneficial ownership of these shares.

(6) Consists of 496,000 shares of Common Stock beneficially owned, as of December 31, 1995, by Montgomery Asset Management, L.P. ("Montgomery"), an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940. Information is from Schedule 13G filed by such owner with the Securities and Exchange Commission and dated January 29, 1996. The Company has no information concerning ownership by Montgomery on April 4, 1996, or at any time other than as of December 31, 1995. As of December 31, 1995, Montgomery reported beneficial ownership of 6.99% of the Common Stock.

(7) Consists of 393,900 shares of Common Stock held, as of February 13, 1996, by investment companies and individual and institutional clients to which Janus Capital Corporation ("Janus Capital") furnishes investment advice, which may be deemed to be beneficially owned by Janus Capital and which may be deemed to be beneficially owned by Thomas H. Bailey ("Mr. Bailey"). Janus Capital is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940. Mr. Bailey owns approximately 12.2% of Janus Capital and serves as its President and Chairman of the Board. Voting and investment power with respect to such shares is shared by the foregoing persons. Mr. Bailey disclaims beneficial ownership of these shares. Information is from
    Schedule 13G jointly filed by such owners with the Securities and Exchange Commission and dated February 13, 1996. The Company has no information concerning ownership by Janus Capital and Mr. Bailey on April 4, 1996, or at any time other than as of February 13, 1995. As of February 13, 1995, Janus Capital and Mr. Bailey reported beneficial ownership of 5.6% of the Common Stock.

(8) Consists of 517,292 shares of Common Stock held, as of February 14, 1996, by persons to which INVESCO Funds Group, Inc. furnishes investment advice. Such shares may be beneficially owned by INVESCO Funds Group, inc., an Investment Advisor registered under Section 203 of the Investment Advisor Act of 1940; INVESCO North American Holdings, Inc., a holding company in accordance with Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 ("Rule 13d-1(b)(ii)(G)"); INVESCO, Inc., a holding company in accordance with Rule 13d-1(b)(ii)(G), and INVESCO PLC, a parent holding company under section 240.13d-1(b)(ii)(G). Voting and investment power with respect to such shares is shared by the foregoing entities. Information is from Schedule 13G jointly filed by such entities with the Securities and Exchange Commission and dated February 14, 1996. The Company has no information concerning ownership by such entities on April 4, 1996, or at any time other than as of February 14, 1996. As of February 14, 1996, the foregoing entities reported their beneficial ownership as 7.4% of the Common Stock.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Audit Committee, comprised of two independent directors, Donald L. Murfin (Chairman) and Fred T. Paulson, and one employee director, David MacGregor, meets with the Company's independent auditors to review the scope of their annual audit, the adequacy of the Company's system of internal controls, and the sufficiency of its financial reporting. The Audit Committee held one meeting during fiscal year 1995.

    The Compensation Committee, comprised of three independent directors, David Nierenberg (Chairman), Donald L. Murfin and Richard L. Kronenthal, establishes the compensation program for Norman R. Weldon, Ph.D., the Company's President
(Chief Executive Officer), recommends to the Board of Directors a general compensation program for all officers and administers the Corvita stock option plans. The Compensation Committee held two meetings during fiscal year 1995.

    The Business Development Committee, comprised of four independent directors, Howard S. Wachtler (Chairman), Richard L. Kronenthal, David Nierenberg and Donald L. Murfin, makes recommendations to the Board of Directors as to new business opportunities and strategies. The Business Development Committee held three meetings during fiscal year 1995.

    The Nominating Committee, comprised of one employee director, Norman R. Weldon (Chairman), and two independent directors, Fred T. Paulson and Howard S. Wachtler, nominates individuals to serve on the Board of Directors. The Nominating Committee held two meetings during fiscal year 1995.

MEETINGS OF THE BOARD OF DIRECTORS

    During the Company's fiscal year ended June 30, 1995, its Board of Directors held nine meetings.

COMPENSATION OF DIRECTORS

    All directors who are not employees of the Company receive a fee of $500 for each meeting of the Board of Directors attended, plus reimbursement of expenses, and an additional $100 for each committee meeting attended after January 1, 1995.

    Under the Company's 1995 Non-Employee Director Stock Option Plan (the "1995 Director Plan"), non-management Directors each were granted an initial non-qualified option to purchase 5,000 Shares upon shareholder approval of the 1995 Director Plan. Each such option was granted at an exercise equal to the fair market value of the Common Stock on the date of grant, is exercisable one year after the date of grant, and will terminate ten years after the date of grant, or thirty days after the earlier termination of service to the Company by the non-management Director (except in the case that termination of service as a director is due to death or permanent disability, in which case the option will be immediately exercisable in full and will expire one year after termination of the director's service). No other option grant may be made under the Plan to non-management Directors.

    As part of its functions, the Compensation Committee determines, on an annual basis, the compensation to be paid to the Company's President and Chief Executive Officer and to the other executive officers of the Company. The Committee has established a number of objectives which serve as guidelines in making its compensation decisions, including:

    - Providing a competitive total compensation package which enables the Company to attract and retain, on a long-term basis, high-caliber executive personnel;

    - Integrating compensation programs with the Company's short-term and long-term strategic plan and business objectives; and

    - Encouraging   achievement  of  business   objectives  and  enhancement  of
      shareholder value by providing executive management long-term incentive through equity ownership.

    The Company has been engaged primarily in research and development of new medical devices and related biomaterials for treatment of late-stage vascular disease, and revenues to date have been minimal. As a result, the use of traditional performance standards, such as corporate profitability, are not believed to be appropriate in evaluating of the performance of the Company or its individual executives. The compensation of the Company's executive officers is based, in substantial part, on the achievement of individual and overall corporate objectives. Such objectives are established at the beginning of each calendar year and modified as necessary to reflect changes in market conditions and other factors. Individual and overall corporate performance is measured by reviewing whether these corporate objectives have been achieved.

    Executive compensation consists of base salary and participation in the Company's stock option plans, established in October 1988 and in February 1995. In addition, the Company has established a bonus pool from which bonuses may be paid to executives and other eligible employees who have exceeded their performance objectives during the year. To reflect the development stage of the

Company and its financial loss position, with growth expected in the future, executives are paid salaries at lower than prevailing rates in the medical device industry but receive higher levels of stock options and/or cash bonuses paid on performance.

                                          THE COMPENSATION COMMITTEE

                                          David Nierenberg
                                          Donald L. Murfin
                                          Richard L. Kronenthal, Ph.D.

CERTAIN TRANSACTIONS; OTHER MATTERS
SECTION 16 DISCLOSURE

    Section 16 of the Securities Exchange Act of 1934, as amended, requires that officers, directors and holders of more than 10% of the Common Stock ("Reporting Persons") file reports of their trading in Company equity securities with the Securities and Exchange Commission. Based on a review of Section 16 forms filed by the Reporting Persons during the last fiscal year, the Company believes that the Reporting Persons complied with all applicable Section 16 filing requirements.

STOCK PERFORMANCE GRAPH

    The following graph sets forth the cumulative total shareholder return to the Company's shareholders from October 25, 1994 (the date the Company became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended) through June 30, 1995, as well as an overall stock market index (The Nasdaq Stock Market -- U.S. Companies) and the Company's self-determined peer group (1):

                                [GRAPH]

- ------------------------
(1) The self-determined peer group consists of the following medical and dental instrument supply companies which have become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, within the past twelve months: Circon Corp., Hemasure Inc., Innerdyne Inc., Misonix Inc., Fluoroscan Imaging Systems Inc., Incontrol Inc., Interlobe International and Optex Biomedical Inc. The Company anticipates using SIC Group 3840 (surgical, medical and dental instruments and supplies) as its standard peer group index in future years.

                                 EXHIBIT INDEX

EXHIBIT NO.
- -----------
 Exhibit 1   Agreement and Plan of Merger, dated as of April 11, 1996, among Corvita Corporation, Pfizer Inc., and
             HPG Acquisition Corp.
 Exhibit 2   Shareholders  Agreement, dated as  of April 11, 1996,  among Pfizer Inc.,  HPG Acquisition Corp., and certain stockholders named herein, and including Schedule 1 thereto.
 Exhibit 3   Confidentiality and Standstill Agreement, dated August 16,  1995, between Dillon, Read & Co. Inc.  on behalf of Corvita Corporation and Pfizer Inc.
 Exhibit 4   Stock  Purchase Agreement, dated as of April 11, 1996, among Corvita Corporation and George A. Adams,
             David C. MacGregor, Gregory J. Wilson and Jennie M. Wilson as trustees for the Gregory Wilson  Family
             Trust, and Jennie M. Wilson.
 Exhibit 5   Stock  Purchase  Agreement, dated  as of  April 11,  1996, between  Corvita Corporation  and Research
             Visions Canada, Inc.
 Exhibit 6   Loan Agreement, dated April 11, 1996, between Pfizer Inc. and Corvita Corporation; Promissory Note of
             Convita Corporation, dated  April 11,  1996; and  License Agreement,  dated April  11, 1996,  between
             Corvita Corporation and Pfizer Inc.
 Exhibit 7   Letter to Shareholders of Corvita Corporation, dated April 17, 1996.*
 Exhibit 8   Press Release, dated April 11, 1996, issued by Pfizer Inc. and Corvita Corporation.
 Exhibit 9   Opinion of Dillon, Read & Co. Inc., dated April 11, 1996, and Consent by Dillon Read to the inclusion of the Opinion as an Exhibit, dated April 16, 1996.

- ------------------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.